AMENDMENT TO SOFTWARE AND ROYALTY LICENSE AGREEMENT

THIS AGREEMENT is entered into effectively on February 26, 2018

BETWEEN:

Cubeler Inc., a company duly incorporated under the laws of Canada with its principal place of business located at 550 Sherbrooke West, West Tower Suite 265, Montreal, QC. H3A 1B9 (the "Licensor"),

AND:Peak Positioning Technologies Inc., a company duly incorporated under the laws of Canada with its principal place of business located at 550 Sherbrooke West, West Tower Suite 265, Montreal QC. H3A 1B9 (the "Licensee"),

(hereinafter collectively the ''Parties'')

WHEREAS the Parties have entered into a Software and Royalty License Agreement dated March 27 2017 (the "SRL Agreement");

WHEREAS, the purpose of this Agreement is to amend certain provisions of the SRL Agreement;

WHEREAS, it is in the best interests of the parties to enter into the present Agreement;

NOW, THEREFORE, in consideration of the foregoing recitals and the covenants set forth in this Agreement, the Parties agree as follows:

1. INTERPRETATION AND DEFINITIONS

Capitalized terms used in this Agreement shall have their respective meanings as set out in this Agreement or in the SRL Agreement.

This Agreement becomes effective as of February 26, 2018 and has no retroactive effects on the SRL Agreement.

Provisions of the SRL Agreement not expressly modified, amended or replaced by this Agreement shall remain in full force and effect, fully enforceable in accordance with their terms.

2. Amendments to SRL Agreement

Article 3.1 Royalties Fees is hereby amended to read as follows:

3.1 Royalties Fees. In consideration of the license granted under Section 2 of the Software and Royalty License Agreement, Licensee shall pay to Licensor royalties ("Royalties") in the amount of five percent (5%) of the first ten million dollars ($10,000,000.00) of Gross Revenues, three percent (3%) on the following fifteen million dollars ($15,000,000.00) of Gross Revenues, and two percent (2%) on all Gross Revenues after that.

Article 4.3 Additional Support is hereby added to read as follows:

Following the expiry of the initial technical support provided by Licensor to Licensee, Licensee may require additional support from Licensor from time to time in order to adapt the Software to Licensee's business requirements (the "Additional Support"). In all cases where Additional Support is required, Licensor and Licensee will agree on the scope of the work to be performed and a fair market rate at which the work is to be billed to Licensee by Licensor.

Payment terms for all Additional Support invoices shall be net 30 days.

In witness whereof, the parties hereto have caused this Agreement to be executed by their duly authorized representatives on this 26th day of February, 2018 (the "Effective Date"),

Cubeler Inc.	Peak Positioning Technologies Inc.
By: "Johnson Joseph"	By: "Jean Landreville"

Name: Johnson Joseph	Name: Jean Landreville
Title: Director	Title: CFO